FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Announcement regarding Board of Directors approval of Strategic Guidelines Plan

2.	Announcement to stockholders regarding Board of Directors Meeting of November 19, 2004

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Cemig Board approves 30-years Strategic Guidelines Plan

The meeting of the Board of Directors of Cemig held at the Company’s head office on 19 November approved the Strategic Guidelines Master Plan which will orient the company’s business for the next 30 years.

The Strategic Plan is oriented by the principles of secure sustainable growth and addition of value, and provides for expansion of Cemig’s generation capacity and its transmission and distribution networks. To ensure that growth is sustainable, the plan imposes very conservative indebtedness limits.

Another highlight of the meeting was the new dividend policy, based on 50% payout of distributable net profit, with extraordinary dividends whenever there is free cash available.

The Plan also includes a solution for the issue of the credits under the CRC (Results Compensation) ccount. Under the solution adopted, the repayments due to Cemig will be made by means of Cemig retaining dividends payable to the State of Minas Gerais. Cemig and the State are finalizing discussions of the fourth amendment to the contract for concession of the CRC credits.

The matters requiring approval by either the Legislative Assembly of the State of Minas Gerais or the Brazilian electricity regulator (Aneel) will be duly submitted to these two bodies.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Brazilian listed company - CNPJ 17.155.730/0001-64

BOARD OF DIRECTORS

Meeting of 19 November 2004

This is to inform our stockholders and the public that, at its meeting held on 19 November 2004, the Board of Directors of Cemig resolved to approve the 2004 Updated Edition of the Master Strategic Planning Guidelines for Cemig for 2005–2035 / Bases for Renegotiation of the CRC (Results Compensation Account) Contract in Relation to the Period 2005–2035.

Cemig and the State of Minas Gerais will sign the Fourth Amendment to the Contract to Assign CRC (Results Compensation Account) Credit Rights, which is currently at the discussion phase between Cemig and the state of Minas Gerais, establishing the agreed bases, and compliance with them.

An Extraordinary General Meeting will be called to revise the Company’s bylaws, adapting their terms to the new dividend policy.

The relevant proposals will be submitted for approval to the Legislative Assembly of the State of Minas Gerais and the Brazilian National Electricity Agency (Aneel).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: November 23, 2004